

Mail Stop 3030

April 6, 2010

Mr. Mahedi A. Jiwani
Chief Financial Officer
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota, 55343

> **Re:** **Uroplasty, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 4, 2009**
> **File No. 001-32632 |**

Dear Mr. Jiwani:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief